SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

11 JULY 2003

AngloGold Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❏

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❏   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❏   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❏   **No**: ☒

Enclosures: ANGLOGOLD REPORT FOR THE QUARTER ENDED 31 MARCH 1999,
               PREVIOUSLY FILED WITH THE SEC IN HARD COPY -- REFILED TODAY, ON EDGAR



REPORT FOR THE QUARTER

ENDED 31 MARCH 1999

HIGHLIGHTS

- Shortfall in gold production, due to operational problems, less than anticipated
- Overall production increases by 8% to 53,7 tonnes (1,7 million ounces) with addition of Minorco gold mines
- Cash costs decrease by 7% to $209 per ounce
- Total production costs down by 6% to $238 per ounce
- Attributable profit increases by 29% to R611 million
- Earnings before exceptional items decline by 3% to R493 million
- Cash generated from operations - R793 million
- Return on shareholders' equity - 34%
- Return (before tax) on capital employed - 22%
- All financial figures reported solely according to International Accounting Standards for the first time

		Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998	Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998
			Rand/Metric			Dollar/Imperial	
Prepared in accordance with International Accounting Standards							
Gold							
Produced	– kg/oz (000)	53 711	49 914	205 349	1 728	1 604	6 602
Revenue	– R/kg/$/oz sold	60 960	61 653	58 946	311	332	334
Cash costs	– R/kg/$/oz produced	40 951	41 562	40 587	209	224	230
Total production costs	– R/kg/$/oz produced	46 741	47 247	46 704	238	254	264
Operating profit	– R/$ million	746,8	798,0	2 475,3	122.2	138.1	444.7
Net capital expenditure	– R/$ million	249,2	253,8	544,9	40.8	44.0	98.7
Attributable profit	– R/$ million	611,3	473,9	1 710,5	100.9	82.0	317.5
Attributable earnings	– cents per share	625	485	1 748	103	84	324
Earnings before exceptional items	– cents per share	504	521	1 568	83	90	283
Headline earnings	– cents per share	974	521	1568	160	90	283

anglo

ANGLOGOLD LIMITED
Registration No. 05/17354/06
Incorporated in the Republic of South Africa

Published by the AngloGold Corporate Communications Department

Postal address: PO Box 62117
                 Marshalltown
                 2107
                 South Africa

Telephone: +27 11 637 6152
Facsimile: +27 11 637 6399/6400
E-mail: investors@corp.anglogold.com

 # LETTER FROM THE CHAIRMAN
AND THE CHIEF EXECUTIVE OFFICER

Dear Shareholder

AngloGold has produced a good set of results for the first quarter of its 1999 financial year. Significant changes have taken place in this quarter in the composition of the company's assets, its accounting conventions and the fiscal regime within which it operates, and shareholders need to take account of these changes in order to see in these results both an accurate picture of current performance as well as an indicator of prospects for the remainder of the year.

During this quarter the company concluded the acquisition of the Minorco gold assets and their financial and operating results are included for the first time. The quarterly results benefit from both the increased production and lowered production costs of these assets. A significant increase in debt, and in amortisation (which increased by R72 million) and a partial write-off of goodwill (R342 million this quarter) in relation to the Minorco acquisition is also evident.

Also during the quarter the company agreed to sell its 21,5% interest in the South African gold company Driefontein. AngloGold's attributable share of this company's gold production (some 300 000 annual ounces) has been excluded from this quarter's operational results. As the sale was only approved by shareholders in April, equity accounted earnings (R68 million), including a deferred tax rate change (R37 million) have been included this quarter. This will be set off against the profit from the sale of approximately R544 million, which will be accounted for next quarter. The cash proceeds amount to some R1,3 billion, R714 million of which was paid in April with the balance to be paid within nine months.

For this quarter the company reports its results exclusively according to International Accounting Standards (IAS), as it is the Board's view that these standards provide the most reliable, effective and internationally comparative picture of the performance of AngloGold. Last quarter both IAS and appropriation accounting conventions were reported. Last quarter's profit available for distribution was R414 million (424 cents per share) in appropriation terms, and headline earnings were R510 million (521 cents per share) in IAS terms. It is the IAS available profits that provide a meaningful comparison with this set of results.

A further development that has had an impact on the reported results is the change effected to the South African corporate tax rate during this quarter, where the corporate rate was lowered from 35% to 30% with a similar adjustment being made to the gold mining tax formula. This lower rate is reflected (in part) in the R82 million reduction in tax and in a R460 million reduction in deferred tax.

Against this background, the profit attributable to shareholders for the March quarter increased to R611 million (up by 29%), however once the goodwill write-off of R342 million, and the deferred tax adjustment of R460 million are excluded, earnings are R493 million (504 cents per share). This represents a 3% decrease in the earnings of the December quarter on a comparable basis.

In terms of the company's operating performance, production problems were experienced at a number of operations, leading the company to revise downwards its production target for the quarter from 55 tonnes (1,8 million ounces) to 52 tonnes (1,7 million ounces) in a public announcement on 6 April 1999. Since this date 1,7 tonnes (55 000 ounces) of this deficit has been made up and management is confident of recovering the remaining ounces by the end of the year.

The price received on gold sales declined against the previous quarter by 1% to R60 960 per kilogram. Cash costs fell from $224 to $209 per ounce and total production costs from $254 to $238 per ounce.

Capital expenditure for the quarter was R249 million compared to R254 million the previous quarter.

The company has therefore been able to repeat the sound operating performance of the December quarter, with an operating profit margin this quarter of 23%, a return on shareholders' equity of 34% and on capital employed (before tax) of 22%.

Management remains confident of achieving the targeted production levels for the year of 7 million ounces, at cash costs of around $210 per ounce.

NICKY OPPENHEIMER   **BOBBY GODSELL**
Chairman   *Chief Executive Officer*

29 April 1999

SOUTH AFRICAN OPERATIONS

As part of AngloGold's restructuring process. Western Deep Levels East, West and South mines have been separated into three business units from this quarter, each with its own management structure. To reflect these changes they have been renamed as follows: East Mine is now TauTona ('great lion' in Sotho). West Mine, Savuka (Zulu for 'rise up') and South Mine. Mponeng ('look at me' or 'see me' in Sotho).

Overall performance

The first quarter got off to a disappointing start for the South African operations. The January and February production months were plagued by a series of seismic and infrastructural problems but the quarter finished strongly, with March the second highest production month since June last year.

Due to the initial shortage of quality underground material to the plants, throughputs were maximised by increased processing of lower-grade surface dump material. This resulted in some dilution of yield.

Gold production at 45,5 tonnes was 2,5 tonnes (5%) below the previous quarter, due mainly to underperformance from Matjhabeng, TauTona (Western Deep Levels East Mine) and Elandsrand. Lower production at Ergo and Bambanani was in line with expectations.

Productivity, in grams per total employee, showed a slight deterioration (2%) from the December quarter levels, reflecting this underperformance.

Cash operating costs were well controlled and ended 3% lower in absolute terms, while the lower production impacted unfavourably on unit costs which rose by 2% to R43 116 per kilogram.

Gold operating profit fell by some R163 million. The slightly lower gold price received, lower production and the change in inventory levels were the major contributors.

Mine performance

At TauTona (Western Deep Levels East Mine), a drive for improved safety - in line with AngloGold's zero tolerance safety campaign - resulted in reduced face advance in a number of high grade areas. The effect of the reduction is being addressed through productivity initiatives in other areas.

As a result of the fail-off in grade during January and February at Elandsrand, a number of panels were stopped and crews moved to higher-grade panels. This resulted in an improvement in grade but a shortfall in square metres due to the time taken to establish the higher-grade panels.

Production at Savuka (Western Deep Levels West Mine) was negatively affected by the damage to the tertiary shaft from the seismic event reported last quarter. The rock mass has now been stabilised through an intensive support programme and the shaft steelwork is being repaired. Production performance is expected to improve in the second quarter.

At Mponeng Mine (Western Deep Levels South Mine), a seismic event closed two raise lines in high-grade areas. This reduced available face length and consequently, tonnage and grade were lower than planned.

Significant pumping problems were experienced at Deelkraal at the beginning of the year, leading to the suspension of operations in some areas. The resulting shortage of underground tonnage was offset by an increase in throughput of lower-grade surface dump material.

Great Noligwa had an exceptional quarter with a clean-up of the plant boosting production to 8,7 tonnes. Production is expected to return to below 8 tonnes in the second quarter.

A switch from single-to twin-streaming of ore from Tau Lekoa and Kopanang Mines through the gold plant has improved gold accounting at both mines. At Tau Lekoa, an additional 100 kilograms of gold per month are expected to be produced, while at Kopanang any negative impact will be offset by increased production.

Bambanani experienced substantial shaft downtime during the quarter as a result of shaft infrastructural problems. The impact was minimised by accelerated production.

Seismic activity and repairs to shaft infrastructure had an adverse impact on production at Matjhabeng. Production levels had been restored by March.

in the early hours of Friday, 23 April, however, an earth tremor measuring 4,6 on the Richter Scale struck the Free State goldfields. All four of Matjhabeng's shafts were affected, Eland shaft the most severely. At the time of publication rescue teams were still searching for the two employees missing underground. Damage to shaft infrastructure was still being assessed.

The reduction from two streams to one at Ergo's Daggafontein section - due to declining reserves - resulted in lower production, as anticipated.

3

Projects

Capital expenditure at Joel reduced quarter on quarter by R7 million. The shaft-sinking project was affected by poor ground conditions and technical problems related to the wetcreting operation. Measures are in place to address these issues. Shaft sinking has progressed to 117 level (1 133 metres below surface) and station development is under way.

The Mponeng (Western Deep Levels South Mine) Deepening project is progressing, on schedule. Scaling problems in the Sub shaft have resulted in the re-scheduling of expenditure. The Sub shaft has reached 120 level (3 371 metres below surface) where station development has been completed. Capital expenditure is R4 million lower than the previous quarter

The Moab Khotsong project is progressing very well and is on schedule. The commissioning of the main winder was completed successfully and ahead of schedule. Expenditure on capital for the quarter of R75 million was R22 million higher than the previous period.

The carbon technology projects at West Wits are ahead of schedule and within targeted expenditures. Carbon cells at No. 2 Plant have been commissioned and are running at acceptable residue levels. Civil construction at Elandsrand Plant has been completed and erection of structural steelwork has begun. Expenditure of R10 million has been incurred for the quarter.

INTERNATIONAL OPERATIONS

Other African operations

The Africa International operations comprise AngloGold's 38% interest in the Sadiola mine in Mali and the 70% interest in the Navachab venture in Namibia.

Both operations have performed well in respect of most key parameters this quarter. The significant variances in comparison with the preceding quarter are primarily associated with the previously reported requirement for additional stripping and revised slimes dam operations at Sadiola, coupled with the lower mill head grades expected there and at Navachab for 1999. At Navachab, excellent progress was made on pit slope recovery work, scheduled for completion at mid-year.

These factors directly influence labour establishment, costs and productivities, as demonstrated in the numbers. Nevertheless, the cash costs continuing to be achieved and projected - at Sadiola in particular - are gratifying.

At Sadiola, negotiations are in progress to resolve, in the ensuing quarter, two issues with potential financial implications, These are: the upgrading of the mine-owned power station's diesel engines, where performance since commissioning has been disappointing; and interpretation differences with the authorities on several Mali tax and duty clauses in the operating convention. Satisfactory resolution is expected and financial exposure is not assessed to be material.

From successful extension exploration programmes initiated two years ago, Sadiola's mineral resource model has been updated and provides, potentially, for the economic exploitation of additional resources. These would support the very high mining and throughput rates currently being achieved by the operation.

The relocation of both Sadiola and Farabakouta villages should be almost completed during the next quarter, thus satisfying both local environmental and ore resource access undertakings.

The potential Yatela project north-west of Sadiola continues to be subject to feasibility and trade-off studies and an investment decision is expected to be taken this year.

At Navachab, the venture management committee has agreed to go ahead with a significant pit expansion project which, while exploiting additional resources and extending the life by some eight years, provides an attractive return on the required investment in additional waste stripping.

A six-day strike by plant shift workers and some sympathisers at Navachab was resolved by negotiation on 22 April.

The Americas

The process of integrating into AngloGold the interests acquired from Minorco in gold operations and exploration in the Americas has proceeded satisfactorily to date and is in line with expectations at the time of acquisition. Management is firmly in place, with a capacity to bring future expansion and new projects to account.

In aggregate, the production targets for the first quarter were met at cash costs below expectations and below those of the previous quarter.

4

North America

These operations comprise AngloGold's 70% interest in the Jerritt Canyon joint venture in Nevada and the 67% interest in the Cripple Creek and Victor joint venture in Colorado.

Jerritt Canyon performed satisfactorily for the quarter in respect of most key parameters and while the open-pit source of its production is scheduled to cease later this year, the underground sources at the Murray and SSX mines are scheduled to compensate in part. Active exploration and the development of additional underground production are in place.

Cripple Creek and Victor, a low-grade but efficient open-pit and valley heap leach operation, had a slow start to the year, with new heap areas taking some time to develop the requisite solution flow tenors. It is anticipated that progressive production shortfalls should be recovered in the third quarter of 1999. Costs remain firmly under control.

South America

These operations comprise AngloGold's 100% interest in the Morro Velho mines and the 50% interest in the Serra Grande mines, both in Brazil, as well as the 46,25% interest in Cerro Vanguardia in southern Argentina.

All operations achieved gold and cash cost targets in the first quarter and costs at the Brazilian operations further benefited to the extent of some US$20 per ounce as a result of the Real devaluation.

Some work to resolve bottlenecking at the Cerro Vanguardia metallurgical plant remains to be done before the full potential at this operation is realised. Reagent usage is high at present while the cyanide recovery process is being optimised. Silver grades and recovery have been below expectations to date, thus lowering the useful by-product credit expected from that source. All these issues are receiving active attention in this, the first year of production.

A feasibility study on the potential Amapari project north of the Amazon is in progress, as are several studies on capacity increases at the existing operations. Exploration is active.

For the first quarter of 1999, the spot price of gold continued to fluctuate within a narrow price band of some $15. Overall, the price moved lower from the final quarter of 1998, and the average price for the quarter of $287 per ounce was around $7 below the previous quarter. The price remains under pressure at the low end of this range.

The reasons for this pressure are not immediately obvious. Whilst there was disappointing news early in the quarter with the announcement by the Indian Government of an increase in import duties on gold into India (which results in a price of gold in India about 10% above the free market), this tax has not had any measurable impact on physical gold off-take. The Indian market retains the fallback source of gold smuggled from Dubai in the event that government taxation on the metal becomes too onerous, and Indian off-take is still relatively firm after the record demand of 800 tonnes of metal in that country during 1998. Physical off-take elsewhere in the world is equally reassuring, with indications of recovery in both South-East Asia and the Middle East.

Similarly, the revival of a proposal to sell a limited amount of IMF gold reserves (5 to 10 million ounces over a period of years) in a move to ease the debt burdens of poor countries is not a new issue in the gold market. More importantly, the amount proposed for the sale is not in itself material, and would almost certainly be absorbed in today's markets without impact on the price. In general, with the exception of the Swiss proposals to sell up to half of their gold reserves over a number of years, the prognosis for gold sales from the official sector is encouraging, with no large sales likely from any of the major holders of gold. This is the most positive position we have faced from this sector of the gold market in the past decade.

The reasons for the malaise in the gold price appear to lie elsewhere, in a banking and investment sector which seems to ignore any and all good news on gold and which follows a policy of recommending selling on every improvement in the gold price, no matter how modest. What the motivation might be behind such a negative position is not clear. However, initiatives are under way to achieve more satisfactory reporting of open positions and flows in gold derivative markets, and it is to be hoped that with some greater transparency in these markets we may gain a better understanding of the forces which currently constrain the price of the metal.

The currency markets were generally more stable during this quarter than they were during 1998. The average rand/dollar exchange rate of R6,15/US$ was some 4% weaker than the average in the final quarter of 1998, largely due to a stronger dollar. In general, investors have favoured the South African currency recently, and in the absence of major upheavals, the rand could well consolidate around current levels against the dollar.

The hedge position reflected below includes an amount of some 142 300 kilograms of forward cover entered into in respect of forecast production from the newly acquired gold mining assets in the United States and South America.

As at 31 March 1999, the company had outstanding the following net forward pricing commitments against future production. A portion of these sales consists of US dollar-priced contracts which have been converted to rand prices at average annual forward rand values based on a spot rand/dollar exchange rate of R6,20 available on 31 March 1999. The increase in hedge cover reflects the growing diversity of gold production by AngloGold in 1999 and beyond. The percentage of the sales priced in US dollars is shown below:

12 months ending 31 March	Kilograms sold	Ounces sold 000	Forward price per kilogram sold R	Percentage of positions priced in US$
1999	109 323	3 515	67 150	71
2000	80 326	2 583	75 859	53
2001	71 273	2 291	81 665	51
2002	50 138	1 612	89 009	55
2003	22 380	720	101 039	69
2004 - 2008	67 121	2 158	129 199	78

The aggregate of US dollar-priced contracts over the full duration of the hedge is 63 per cent.

The hedge position of the company increased by 8,7% to 12.9 million ounces spread over ten years - equivalent to a year and nine months of production. The average price of these positions, 63% of which are priced in US dollars, increased by 2% to $344 per ounce or R86 506 per kilogram at an exchange rate of R/$6, 20. The increase caters for the hedging of the additional production of the mines acquired from Minorco in terms of loan agreements.

6

NOTES

1. The results have been prepared in accordance with International Accounting Standards. As from 1 January 1999 results will no longer be presented in accordance with the appropriation method of accounting.

2. At the general meeting held on Wednesday, 3 February 1999, shareholders approved the transaction for the acquisition by AngloGold of the gold interests of Minorco for a net consideration of US$492,4 million.

   By 31 March 1999 all conditions precedent had been met and the effective date of the transaction was 1 January 1999.

3. During the quarter 4 000 ordinary shares were allotted in terms of the Share Incentive Scheme, thereby increasing the number of ordinary shares in issue at 31 March 1999 to 97 857 199.

4. Earnings per share have been calculated using a weighted average number of ordinary shares in issue.

5. Orders placed and outstanding on capital contracts as at 31 March 1999 totalled R350,0 million, equivalent to US$56,4 million at the rate of exchange ruling on that date.

6. Final dividend No. 85 of 800 South African cents per share was paid on 26 March 1999. The dividend paid on each American Depositary Share (ADS) was 63.85 US cents per ADS. Each ADS represents one-half of an ordinary share.

7. The financial results for the year ended 31 December 1998 are audited. All other results are unaudited.

By order of the Board



N.F. OPPENHEIMER
Chairman

R.M. GODSELL

R.M. GODSELL
Chief Executive Officer

29 April 1999

GROUP BALANCE SHEET

Prepared in accordance with International Accounting Standards

31 Dec 1998	31 Mar 1999		31 Mar 1999	31 Dec 1998
US Dollar million			**SA Rand million**	
		ASSETS		
		Non-current assets		
1 878.6	2 292.6	Mining assets	14 239.8	11 048.5
-	146.1	Goodwill	907.7	-
153.3	157.6	Investments	979.0	901.5
129.6	130.2	Long-term loans - unsecured	808.8	762.2
2 161.5	2 726.5		16 935.3	12 712.2
		Current assets		
115.4	163.4	Inventories	1 014.8	679.2
147.4	170.8	Trade and other receivables	1 061.1	866.8
224.1	224.5	Cash and cash equivalents	1 394.3	1 318.0
486.9	558.7		3 470.2	2 864.0
2 648.4	3 285.2	**Total assets**	20 405.5	15 576.2
		EQUITY AND LIABILITIES		
		Capital and reserves		
895.6	848.0	Share capital and premium	5 267.2	5 267.7
25.0	25.8	Non-distributable reserve	160.0	147.5
238.8	330.8	Retained earnings	2 054.7	1 404.1
1 159.4	1 204.6	Shareholders' equity	7 481.9	6 819.3
0.2	30.3	Minority interests	187.9	0.9
1 159.6	1 234.9		7 669.8	6 820.2
		Non-current liabilities		
121.5	744.9	Borrowings	4 626.4	714.7
15.7	16.1	Debentures	99.9	92.2
192.7	288.1	Other long-term liabilities	1 789.5	1 133.2
733.1	642.7	Deferred taxation	3 991.8	4 311.6
1 063.0	1 691.8		10 507.6	6 251.7
		Current liabilities		
231.4	236.2	Trade and other payables	1 468.8	1 360.8
0.7	32.5	Current portion of borrowings	201.8	4.3
60.6	89.8	Taxation	557.5	356.4
133.1	-	Dividends	-	782.8
425.8	358.5		2 228.1	2 504.3
2 648.4	3 285.2	**Total equity and liabilities**	20 405.5	15 576.2

GROUP CASH FLOW STATEMENT

Prepared in accordance with International Accounting Standards

US Dollar million			SA Rand million	
Year 31 Dec 1998	Quarter 31 Mar 1999		Quarter 31 Mar 1999	Year 31 Dec 1998
		Cash flows from operating activities		
501.5	130.8	Cash generated from operations	793.3	2 786.1
44.6	12.8	Interest received	77.9	246.4
(17.1)	(2.8)	Interest paid	(17.4)	(94.4)
7.2	5.6	Dividends received	34.2	39.7
(258.0)	(128.3)	Dividends paid	(782.8)	(1 414.3)
(112.1)	(5.3)	Mining and normal taxation paid	(32.4)	(614.8)
166.1	12.8	Net cash inflow from operating activities	72.8	948.7
		Cash flows from investing activities		
(184.6)	(41.1)	Purchase of mining assets	(250.5)	(1 012.0)
75.4	0.2	Proceeds from sale of mining assets	1.3	413.6
(6.1)	(0.7)	Investments acquired	(4.2)	(33.7)
-	(459.2)	Net acquisition of Minorco gold assets	(2 840.8)	-
7.6	-	Proceeds from sale of investments	-	41.4
(107.7)	(500.8)	Net cash outflow from investing activities	(3 094.2)	(590.7)
		Cash flows from financing activities		
0.5	0.1	Proceeds from issue of share capital	0.8	2.9
(20.7)	(0.2)	Formation and share issue expenses	(1.3)	(113.4)
12.7	501.3	Proceeds from borrowings	3 100.7	69.4
(16.9)	-	Repayment of borrowings	(0.2)	(92.9)
(12.9)	(0.4)	Loans advanced	(2.3)	(70.5)
(37.3)	500.8	Net cash inflow / (outflow) from financing activities	3 097.7	(204.5)
21.1	12.8	**Net increase in cash and cash equivalents**	76.3	153.5
(36.1)	(12.4)	Translation adjustment		
239.1	224.1	Opening cash and cash equivalents	1 318.0	1 164.5
224.1	224.5	**Closing cash and cash equivalents**	1 394.3	1 318.0
		Note to the Cash Flow Statement		
		Cash generated from operations		
444.3	122.9	Profit on ordinary activities before taxation	745.3	2 404.0
		Adjusted for:		
135.5	43.5	Amortisation of mining assets	265.5	744.8
8.1	4.8	Non-cash movements	29.2	43.5
9.1	-	Loss on sale of mining assets	-	107.3
(68.4)	(10.7)	Income from associates	(65.5)	(363.7)
(44.6)	(12.8)	Interest received	(77.9)	(246.4)
(2.4)	(0.2)	Dividends received	(1.4)	(13.4)
17.1	2.8	Interest paid	17.4	94.4
2.8	(19.5)	Movement in working capital	(119.3)	15.6
501.5	130.8		793.3	2 786.1
		The following analyses the movement in working capital:		
51.1	4.1	Decrease in inventories	24.8	280.0
(46.5)	7.3	Decrease / (increase) in trade and other receivables	44.3	(254.8)
(1.8)	(30.9)	Decrease in trade and other payables	(188.4)	(9.6)
2.8	(19.5)		(119.3)	15.6

GROUP OPERATING RESULTS

Prepared in accordance with International Accounting Standards
Statistics are shown in metric units and financial figures in South African rand.

Issued Capital: 97 857 199 ordinary shares of 50 cents each
                   2 000 000 A redeemable preference shares
                   778 896 B redeemable preference shares
                   All the preference shares are held by a wholly owned subsidiary company

			Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998
GOLD					
UNDERGROUND OPERATIONS					
Tonnes milled	- 000	- reef	5 387	5 285	22 155
		- waste	170	73	241
		- total	5 557	5 358	22 396
Yield	- g/t	- reef	8.24	8.28	8.16
		- waste	0.71	0.63	0.88
		- average	8.01	8.18	8.08
Gold produced	- kg	- reef	44 405	43 769	180 831
		- waste	120	46	212
		- total	44 525	43 815	181 043
PRODUCTIVITY					
g/employee		- target	220	177	174
		- actual	208	189	181
SURFACE AND DUMP RECLAMATION					
Tonnes treated	- 000		13 823	14 305	57 511
Yield	- g/t		0.28	0.29	0.30
Gold produced	- kg		3 841	4 166	17 025
OPEN-PIT OPERATIONS					
Tonnes mined	- 000		12 171	2 207	7 527
Stripping ratio	- t(mined-treated)				
	/t treated		2.63	1.89	1.63
Tonnes treated	- 000		3 350	763	2 863
Yield	- g/t		1.60	2.53	2.54
Gold produced	- kg		5 345	1 933	7 281
TOTAL					
Gold produced	- kg		53 711	49 914	205 349
Revenue - R/kg sold	- (excluding accelerated hedge)		60 788	61 125	57 283
	- (including accelerated hedge)		60 960	61 653	58 946
Cash costs	- R/kg produced		40 951	41 582	40 587
Total production costs	- R/kg produced		46 741	48 474	47 002
URANIUM					
Tonnes treated	- 000		635	611	2 576
Yield	- kg/t		0.36	0.36	0.35
Production	- kg		230 000	223 000	891 000
Cost of production	- R/kg		72	74	75
Sales	- kg		313 591	671 068	1 508 794

GROUP OPERATING RESULTS

Prepared in accordance with International Accounting Standards
Statistics are shown in imperial units and financial figures in US dollars.

Issued Capital: 97 857 199 ordinary shares of 50 cents each
2 000 000 A redeemable preference shares
778 896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company

			Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998
GOLD					
UNDERGROUND OPERATIONS					
Tons milled	- 000	- reef	5 939	5 825	24 422
		- waste	188	79	265
		- total	6 127	5 904	24 687
Yield	- oz/t	- reef	0.240	0.242	0.238
		- waste	0.021	0.018	0.026
		- average	0.234	0.239	0.236
Gold produced - oz	- 000	- reef	1 428	1 408	5 814
		- waste	4	2	7
		- total	1 432	1 410	5 821
PRODUCTIVITY					
oz/employee		- target	7.07	5.69	5.59
		- actual	6.69	6.08	5.82
SURFACE AND DUMP RECLAMATION					
Tons treated	- 000		15 236	15 768	63 395
Yield	- oz/t		0.008	0.008	0.009
Gold produced	- oz 000		124	133	547
OPEN-PIT OPERATIONS					
Tons mined	- 000		13 416	2 433	8 297
Stripping ratio	- t(mined-treated)				
	/t treated		2.63	1.89	1.63
Tons treated	- 000		3 693	841	3 156
Yield	- oz/t		0.047	0.074	0.074
Gold produced	- oz 000		172	61	234
TOTAL					
Gold produced	- oz 000		1 728	1 604	6 602
Revenue - $/oz sold	- (excluding accelerated hedge)		310	329	324
	- (including accelerated hedge)		311	332	334
Cash costs	- $/ounce produced		209	224	230
Total production costs	- $/ounce produced		238	261	266
Rand/US Dollar exchange rate			6.10	5.77	5.49
URANIUM					
Tons treated	- 000		700	675	2 840
Yield	- lb/t		0.72	0.73	0.69
Production	- lb		507 064	491 631	1 964 320
Cost of production	- $/lb		5.37	5.81	6.33
Sales	- lb		691 350	1 479 453	3 326 323

GROUP FINANCIAL RESULTS

Prepared in accordance with International Accounting Standards

SA Rand million		Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998
Turnover		3 288.5	3 312.5	12 282.6
Gold revenue		3 231.2	3 194.0	12 002.9
Normal		3 221.9	3 165.8	11 654.9
Accelerated hedge		9.3	28.2	348.0
Cost of sales		2 497.9	2 441.6	9 626.6
Cash costs		2 186.4	2 046.9	8 224.4
Retrenchment costs		9.2	28.2	348.0
Rehabilitation and other non cash costs		19.8	38.5	78.8
Production costs		2 215.4	2 113.6	8 651.2
Amortisation of mining assets		265.5	193.2	744.8
Total production costs		2 480.9	2 306.8	9 396.0
Inventory change		17.0	134.8	230.6
Gold operating profit		733.3	752.4	2 376.3
Uranium and acid profit		13.5	45.6	99.0
Uranium and acid sales		57.3	118.5	279.7
Uranium and acid cost of sales		43.8	72.9	180.7
Operating profit		746.8	798.0	2 475.3
Corporate administration and other expenses		65.0	75.9	262.5
Research and development		7.5	13.4	27.1
Exploration costs		56.4	51.4	203.5
Profit from operations		617.9	657.3	1 982.2
Interest paid		17.4	75.3	94.4
Interest receivable		77.9	121.7	246.4
Income from associates		65.5	78.9	363.7
Income from other investments		1.4	1.6	13.4
Profit / (loss) on sale of mining assets		-	13.7	(107.3)
Profit on ordinary activities before taxation		745.3	797.9	2 404.0
Taxation		(218.1)	324.0	693.5
Normal taxation		230.7	229.6	890.5
Deferred taxation	- current	11.1	94.4	(197.0)
	- rate change	(459.9)	-	-
Profit on ordinary activities after taxation		963.4	473.9	1 710.5
Goodwill written off		341.7	-	-
Minority interest		10.4	-	-
Profit attributable to ordinary shareholders		611.3	473.9	1 710.5
Earnings per share	- cents	625	485	1 748
Headline earnings	- Rm	953.0	509.6	1 533.8
	- cents per share	974	521	1 568
Earnings before exceptional item and deferred tax rate adjustment	- Rm	493.1	509.6	1 533.8
	- cents per share	504	521	1 568
Capital expenditure	- mining direct	225.9	226.1	883.1
	- other	24.6	37.7	64.6
	- recoupments	(1.3)	(10.0)	(402.8)
Net capital expenditure		249.2	253.8	544.9

GROUP FINANCIAL RESULTS

Prepared in accordance with International Accounting Standards

US Dollar million	Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998
Turnover	538.9	573.5	2 235.6
Gold revenue	529.5	553.0	2 184.6
Normal	528.0	548.1	2 116.4
Accelerated hedge	1.5	4.9	68.2
Cost of sales	409.5	422.8	1 757.8
Cash costs	358.5	354.4	1 499.1
Retrenchment costs	1.5	4.9	68.2
Rehabilitation and other non cash costs	3.2	6.7	12.5
Production costs	363.2	366.0	1 579.8
Amortisation costs	43.5	33.4	135.5
Total production costs	406.7	399.4	1 715.3
Inventory change	2.8	23.4	42.5
Gold operating profit	120.0	130.2	426.8
Uranium and acid profit	2.2	7.9	17.9
Uranium and acid sales	9.4	20.5	51.0
Uranium and acid cost of sales	7.2	12.6	33.1
Operating profit	122.2	138.1	444.7
Corporate administration and other expenses	9.8	12.6	48.1
Research and development	1.2	2.3	4.7
Exploration costs	9.2	8.9	36.8
Profit from operations	102.0	114.3	355.1
Interest paid	2.8	13.0	17.1
Interest receivable	12.8	21.1	44.6
Income from associates	10.7	13.7	68.4
Income from other investments	0.2	0.3	2.4
Profit / (loss) on sale of mining assets	-	1.7	(9.1)
Profit on ordinary activities before taxation	122.9	138.1	444.3
Taxation	(35.7)	56.1	126.8
Normal taxation	37.8	39.7	159.9
Deferred taxation - current	1.9	16.4	(33.1)
- rate change	(75.4)	-	-
Profit on ordinary activities after taxation	158.6	82.0	317.5
Goodwill written off	56.0	-	-
Minority interest	1.7	-	-
Profit attributable to ordinary shareholders	100.9	82.0	317.5
Earnings per share - cents	103	84	324
Headline earnings - $m	156.9	88.2	276.9
- cents per share	160	90	283
Earnings before exceptional item and deferred tax rate adjustment - $m	81.6	88.2	276.9
- cents per share	83	90	283
Capital expenditure - mining direct	37.0	39.3	160.4
- other	4.0	6.5	11.5
- recoupments	(0.2)	(1.8)	(73.2)
Net capital expenditure	40.8	44.0	98.7

SOUTH AFRICAN OPERATIONS
VAAL RIVER

Prepared in accordance with International Accounting Standards.

				Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998	Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998
			Great Noligwa Mine						
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined	- m2 / - ft2	- 000		105	118	450	1130	1270	4844
Milled - 000	- tonnes / - tons	- reef		627	584	2 480	691	644	2734
		- waste		-	4	4	-	4	4
		- surface and							
		dump reclamation		-	-	-	-	-	-
		- total		627	588	2 484	691	648	2 738
Yield	- g/t / - oz/t	- reef		13.93	13.66	13.51	0.406	0.398	0.394
		- waste		-	0.75	0.75	-	0.022	0.022
		- surface and							
		dump reclamation		-	-	-	-	-	-
		- average		13.93	13.57	13.49	0.406	0.396	0.393
Gold produced	- kg / - oz 000	- reef		8 735	7 975	33 509	281	256	1 077
		- waste		-	3	3	-	-	-
		- surface and							
		dump reclamation		-	-	-	-	-	-
		- total		8 735	7 978	33 512	281	256	1 077
Revenue	- R/kg / - $/oz	- sold		61 087	61 294	57 881	311	330	328
Cash costs	- R / - $	- ton milled		381	389	380	57	61	63
	- R/kg / - $/oz	- produced		27 350	28 705	28 174	139	155	159
PRODUCTIVITY									
per employee	- g / - oz	- target		270	222	215	8.68	7.14	6.91
		- actual		274	242	248	8.81	7.78	7.97
per employee	- m2 / - ft2	- target		3.51	3.50	3.37	37.78	37.67	36.27
		- actual		3.29	3.58	3.32	35.41	38.53	35.74
FINANCIAL RESULTS (MILLION)									
Gold normal revenue				532.9	519.6	1 972.1	87.3	90.0	358.9
Accelerated hedge revenue				0.7	0.9	8.2	0.1	0.2	1.6
Total gold revenue				533.6	520.5	1 980.3	87.4	90.2	360.5
Cost of sales				271.5	272.5	1 165.6	44.5	47.1	213.2
Cash costs				238.9	229.0	944.2	39.2	39.6	171.8
Retrenchment costs				0.7	0.9	8.1	0.1	0.2	1.6
Rehabilitation costs				1.2	10.3	12.1	0.2	1.7	2.1
Other non-cash costs				1.1	1.3	11.0	0.2	0.1	2.0
Production costs				241.9	241.5	975.4	39.7	41.6	177.5
Amortisation costs				31.8	19.1	147.3	5.2	3.4	27.5
Inventory change				(2.2)	11.9	42.9	(0.4)	2.1	8.2
Profit from operations				262.1	248.0	814.7	42.9	43.1	147.3
Capital expenditure									
		- mining direct		1.8	7.1	27.1	0.4	1.2	5.0
		- other		(0.5)	10.6	17.0	(0.1)	1.8	3.1
		- recoupments		-	-	-	-	-	-
Net capital expenditure				1.3	17.7	44.1	0.3	3.0	8.1

Kopanang Mine						Tau Lekoa Mine					
Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998	Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998	Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998	Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998
Rand / Metric			Dollar / Imperial			Rand / Metric			Dollar / Imperial		
104	113	392	1119	1216	4219	84	93	363	904	1001	3907
543	546	1 882	599	602	2075	448	460	1 847	494	507	2036
-	-	-	-	-	-	-	-	1	-	-	1
-	-	-	-	-	-	-	-	-	-	-	-
543	546	1 882	599	602	2 075	448	460	1 848	494	507	2 037
8.36	8.48	7.66	0.244	0.247	0.223	5.22	4.85	4.53	0.152	0.142	0.132
-	-	-	-	-	-	-	-	5.00	-	-	0.146
-	-	-	-	-	-	-	-	-	-	-	-
8.36	8.48	7.66	0.244	0.247	0.223	5.22	4.85	4.54	0.152	0.142	0.132
4 539	4 630	14 415	146	148	463	2 337	2 232	8 376	75	71	269
-	-	-	-	-	-	-	-	5	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
4 539	4 630	14 415	146	148	463	2 337	2 232	8 381	75	71	269
61 159	61 284	58 717	312	330	327	61 293	61 541	57 223	312	331	322
331	325	339	49	51	56	253	251	247	38	39	41
39 583	38 308	44 281	202	206	250	48 415	51 746	54 372	247	279	307
160	141	136	5.14	4.53	4.37	158	161	156	5.08	5.18	5.02
192	195	146	6.17	6.27	4.69	176	148	130	5.66	4.76	4.18
4.25	4.44	4.19	45.75	47.79	45.10	6.44	6.20	5.92	69.32	66.74	63.72
4.40	4.76	3.97	47.36	51.24	42.73	6.35	6.18	5.65	68.35	66.52	60.82
276.9	298.2	855.4	45.4	51.6	153.0	142.5	145.6	495.5	23.4	25.2	89.6
0.7	0.5	4.2	0.1	0.1	0.8	0.7	0.8	6.1	0.1	0.1	1.1
277.6	298.7	859.6	45.5	51.7	153.8	143.2	146.4	501.6	23.5	25.3	90.7
191.7	202.9	708.4	31.4	35.1	128.5	134.2	154.4	560.4	22.0	26.8	101.7
179.7	177.4	638.3	29.4	30.7	115.6	113.1	115.6	455.7	18.5	20.0	82.8
0.7	0.5	4.2	0.1	0.1	0.8	0.7	0.8	6.1	0.1	0.1	1.1
0.6	5.9	6.7	0.1	1.1	1.2	0.3	2.8	3.4	0.1	0.5	0.6
0.7	0.8	8.2	0.2	-	1.5	0.4	0.6	5.8	0.1	0.3	1.2
181.7	184.6	657.4	29.8	31.9	119.1	114.5	119.8	471.0	18.8	20.9	85.7
11.2	9.2	38.1	1.8	1.6	6.9	20.3	26.9	71.7	3.3	4.6	12.9
(1.2)	9.1	12.9	(0.2)	1.6	2.5	(0.6)	7.7	17.7	(0.1)	1.3	3.1
85.9	95.8	151.2	14.1	16.6	25.3	9.0	(8.0)	(58.8)	1.5	(1.5)	(11.0)
-	(7.2)	(0.6)	-	(1.2)	-	(0.2)	0.6	8.4	-	-	1.5
-	4.4	7.1	-	0.8	1.3	-	2.6	4.2	-	0.5	0.8
-	-	-	-	-	-	-	-	-	-	-	-
-	(2.8)	6.5	-	(0.4)	1.3	(0.2)	3.2	12.6	-	0.5	2.3

VAAL RIVER				Surface Operations					
Prepared in accordance with International Accounting Standards.				Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998	Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined	- m2	/ - ft2	- 000	-	-	-	-	-	-
Milled - 000	- tonnes	/ - tons	- reef	-	-	-	-	-	-
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	1 226	1 150	4 888	1 351	1 267	5 388
			- total	1 226	1 150	4 888	1 351	1 267	5 388
Yield	- g/t	/ - oz/t	- reef	-	-	-	-	-	-
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	0.50	0.50	0.48	0.015	0.015	0.014
			- average	0.50	0.50	0.48	0.015	0.015	0.014
Gold produced	- kg	/ - oz 000	- reef	-	-	-	-	-	-
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	615	573	2 325	20	18	75
			- total	615	573	2 325	20	18	75
Revenue	- R/kg	/ - $/oz	- sold	61 049	61 447	57 570	311	331	328
Cash costs	- R	/ - $	- ton milled	18	18	21	3	3	4
	- R/kg	/ - $/oz	- produced	36 348	36 881	44 162	185	199	253
PRODUCTIVITY									
per employee	- g	/ - oz	- target	359	331	316	11.54	10.64	10.16
			- actual	319	227	188	10.26	7.30	6.04
per employee	- m2	/ - ft2	- target	-	-	-	-	-	-
			- actual	-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)									
Gold normal revenue				37.5	35.0	133.3	6.1	6.1	24.4
Accelerated hedge revenue				-	0.2	0.5	0.1	-	-
Total gold revenue				37.5	35.2	133.8	6.2	6.1	24.4
Cost of sales				22.4	21.4	103.7	3.7	3.7	19.0
Cash costs				22.4	21.2	102.7	3.7	3.7	19.0
Retrenchment costs				-	0.2	0.5	-	-	-
Rehabilitation costs				-	-	-	-	-	-
Other non-cash costs				-	-	0.5	-	-	-
Production costs				22.4	21.4	103.7	3.7	3.7	19.0
Amortisation costs				-	-	-	-	-	-
Inventory change				-	-	-	-	-	-
Profit from operations				15.1	13.8	30.1	2.5	2.4	5.4
Capital expenditure				Moab Khotsong Mine					
			- mining direct	75.2	53.5	276.9	12.3	9.3	50.2
			- other	-	-	-	-	-	-
			- recoupments	-	-	-	-	-	-
Net capital expenditure				75.2	53.5	276.9	12.3	9.3	50.2

	ERGO			Ergo				
Prepared in accordance with International Accounting Standards.			Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998	Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998
			Rand / Metric			Dollar / Imperial		
OPERATING RESULTS								
GOLD								
Material treated	- tonnes / - tons	- 000	11 977	12 626	50 725	13 202	13 918	55 915
Yield	- g/t / - oz/t		0.22	0.24	0.24	0.006	0.007	0.007
Gold produced	- kg / - oz 000		2 634	3 061	12 265	85	98	394
Revenue	- R/kg / - $/oz	- sold	61 087	61 307	57 065	311	330	321
Cash costs	- R / - $	- ton treated	10	10	10	2	2	2
	- R/kg / - $/oz	- produced	47 276	42 171	41 572	241	227	235
FINANCIAL RESULTS (MILLION)								
Gold normal revenue			160.7	196.8	710.0	26.3	34.0	128.5
Accelerated hedge revenue			0.2	0.4	3.6	0.1	0.1	0.7
Total gold revenue			160.9	197.2	713.6	26.4	34.1	129.2
Cost of sales			144.6	151.7	599.8	23.7	26.2	109.2
Cash costs			124.5	129.1	509.9	20.4	22.4	92.7
Retrenchment costs			0.2	0.4	3.6	-	0.1	0.7
Rehabilitation costs			1.2	(2.8)	2.6	0.2	(0.5)	0.5
Other non-cash costs			1.3	1.3	5.0	0.3	0.2	0.9
Production costs			127.2	128.0	521.1	20.9	22.2	94.8
Amortisation costs			18.4	15.5	66.8	3.0	2.6	12.1
Inventory change			(1.0)	8.2	11.9	(0.2)	1.4	2.3
Gold operating profit			16.3	45.5	113.8	2.7	7.9	20.0
Acid loss			(6.7)	(2.5)	(1.8)	(1.1)	(0.4)	(0.3)
Acid sales			10.7	10.1	43.6	1.7	1.8	8.0
Acid cost of sales			17.4	12.6	45.4	2.8	2.2	8.3
Profit from operations			9.6	43.0	112.0	1.6	7.5	19.7
Capital expenditure			2.1	4.1	17.9	0.4	0.7	3.3

FREE STATE

Prepared in accordance with International Accounting Standards.

					Bambanani Mine					
					Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998	Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998
					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Area mined	- m2	/	- ft2	- 000	87	89	344	936	954	3708
Milled - 000	- tonnes	/	- tons	- reef	541	565	2 093	596	623	2307
				- waste	-	-	-	-	-	-
				- surface and dump reclam	-	-	-	-	-	-
				- total	541	565	2 093	596	623	2307
Yield	- g/t	/	- oz/t	- reef	7.57	8.20	8.22	0.221	0.239	0.240
				- waste	-	-	-	-	-	-
				- surface and dump reclam	-	-	-	-	-	-
				- average	7.57	8.20	8.22	0.221	0.239	0.240
Gold produced	- kg	/	- oz 000	- reef	4 094	4 635	17 195	132	149	553
				- waste	-	-	-	-	-	-
				- surface and dump reclam	-	-	-	-	-	-
				- total	4 094	4 635	17 195	132	149	553
Revenue	- R/kg	/	- $/oz	- sold	61 281	62 713	57 744	312	338	326
Cash costs	- R	/	- $	- ton milled	337	369	344	50	58	57
	- R/kg	/	- $/oz	- produced	44 491	45 039	41 927	227	243	236
PRODUCTIVITY										
per employee	- g	/	- oz	- target	175	171	167	5.63	5.50	5.37
				- actual	179	207	185	5.75	6.66	5.95
per employee	- m2	/	- ft2	- target	3.88	3.90	3.71	41.76	41.98	39.93
				- actual	3.79	3.95	3.71	40.80	42.52	39.93
FINANCIAL RESULTS (MILLION)										
Gold normal revenue					249.8	302.7	1 008.6	40.9	52.4	183.2
Accelerated hedge revenue					1.1	7.5	7.6	0.2	1.3	1.3
Total gold revenue					250.9	310.2	1 016.2	41.1	53.7	184.5
Cost of sales					200.7	247.8	810.9	32.9	43.0	146.8
Cash costs					182.1	208.8	720.9	29.9	36.1	130.7
Retrenchment costs					1.1	7.5	7.6	0.2	1.3	1.3
Rehabilitation costs					(0.7)	(4.2)	(2.9)	(0.1)	(0.7)	(0.5)
Other non-cash costs					1.5	6.5	5.5	0.2	1.3	0.8
Production costs					184.0	218.6	731.1	30.2	38.0	132.3
Amortisation costs					10.0	11.2	43.7	1.6	1.9	7.9
Inventory change					6.7	18.0	36.1	1.1	3.1	6.6
Profit from operations					50.2	62.4	205.3	8.2	10.7	37.7
Capital expenditure										
				- mining direct	6.9	12.2	30.9	1.1	1.9	5.3
				- other	-	-	(0.5)	-	0.1	-
				- recoupments	-	-	-	-	-	-
Net capital expenditure					6.9	12.2	30.4	1.1	2.0	5.3

	Tshepong Mine						Matjhabeng Mine					
	Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998	Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998	Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998	Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998
	Rand / Metric			Dollar / Imperial			Rand / Metric			Dollar / Imperial		
	85	88	357	915	946	3842	105	113	441	1 130	1 219	4 745
	302	309	1 205	333	340	1328	470	551	2 087	518	607	2 301
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	302	309	1 205	333	340	1328	470	551	2 087	518	607	2 301
	8.28	8.53	7.86	0.242	0.249	0.229	7.37	7.12	7.50	0.215	0.208	0.219
	-	-	-	-	-	-	-	-	-	-	-	-
	8.28	8.53	7.86	0.242	0.249	0.229	7.37	7.12	7.50	0.215	0.208	0.219
	2 502	2 631	9 467	80	84	304	3 465	3 923	15 660	111	125	503
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	2 502	2 631	9 467	80	84	304	3 465	3 923	15 660	111	125	503
	61 683	64 334	58 354	314	347	329	61 004	62 706	57 860	311	338	326
	384	458	404	57	72	66	397	411	368	59	64	61
	46 341	53 744	51 466	236	289	290	53 829	57 672	49 052	274	311	277
	156	128	130	5.02	4.12	4.18	141	142	140	4.53	4.57	4.50
	158	160	140	5.08	5.14	4.50	126	143	139	4.05	4.60	4.47
	5.71	5.39	5.37	61.46	58.02	57.80	3.94	3.86	3.83	42.41	41.55	41.23
	5.39	5.33	5.26	58.02	57.37	56.62	3.81	4.12	3.91	41.01	44.35	42.09
	152.6	177.6	562.1	25.0	30.7	101.9	211.4	269.2	931.5	34.6	46.5	168.5
	1.7	9.1	9.1	0.3	1.6	1.6	-	6.7	6.7	-	1.2	1.2
	154.3	186.7	571.2	25.3	32.3	103.5	211.4	275.9	938.2	34.6	47.7	169.7
	139.3	181.0	562.7	22.8	31.3	101.5	196.1	252.6	839.1	32.1	43.6	152.0
	115.9	141.4	487.2	19.0	24.5	88.3	186.5	226.3	768.2	30.6	39.2	139.4
	1.7	9.1	9.1	0.3	1.6	1.6	-	6.7	6.7	-	1.2	1.2
	(0.4)	(2.1)	(1.3)	(0.1)	(0.4)	(0.2)	(0.5)	(3.4)	(1.9)	(0.1)	(0.6)	(0.3)
	0.8	3.8	3.0	0.1	0.6	0.2	1.2	5.7	6.4	0.2	0.8	0.6
	118.0	152.2	498.0	19.3	26.3	89.9	187.2	235.3	779.4	30.7	40.6	140.9
	17.0	17.8	43.9	2.8	3.1	7.8	3.2	3.6	30.3	0.5	0.6	5.7
	4.3	11.0	20.8	0.7	1.9	3.8	5.7	13.7	29.4	0.9	2.4	5.4
	15.0	5.7	8.5	2.5	1.0	2.0	15.3	23.3	99.1	2.5	4.1	17.7
	-	(0.1)	1.6	-	-	0.3	0.1	0.5	3.4	-	0.1	0.6
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	-	(0.1)	1.6	-	-	0.3	0.1	0.5	3.4	-	0.1	0.6

				Surface Operations					
FREE STATE				Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998	Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998
Prepared in accordance with International Accounting Standards.									
				Rand / Metric			Dollar / Imperial		

OPERATING RESULTS
GOLD

Area mined	- m2	/ - ft2	- 000	-	-	-	-	-	-
Milled - 000	- tonnes	/ - tons	- reef	-	-	-	-	-	-
			- waste	-	-	-	-	-	-
			- surface and dump reclam	620	529	1 898	683	583	2 092
			- total	620	529	1 898	683	583	2 092
Yield	- g/t	/ - oz/t	- reef	-	-	-	-	-	-
			- waste	-	-	-	-	-	-
			- surface and dump reclam	0.95	1.01	1.28	0.028	0.029	0.037
			- average	0.95	1.01	1.28	0.028	0.029	0.037
Gold produced	- kg	/ - oz 000	- reef	-	-	-	-	-	-
			- waste	-	-	-	-	-	-
			- surface and dump reclam	592	532	2 435	19	17	78
			- total	592	532	2 435	19	17	78
Revenue	- R/kg	/ - $/oz	- sold	61 003	61 186	56 546	311	330	325
Cash costs	- R	/ - $	- ton milled	44	45	50	7	7	8
	- R/kg	/ - $/oz	- produced	46 079	45 158	39 095	235	243	221

PRODUCTIVITY

per employee	- g	/ - oz	- target	177	126	138	5.69	4.05	4.44
			- actual	219	239	214	7.04	7.68	6.88
per employee	- m2	/ - ft2	- target	-	-	-	-	-	-
			- actual	-	-	-	-	-	-

FINANCIAL RESULTS (MILLION)

Gold normal revenue	36.1	32.5	137.7	5.9	5.7	25.5
Accelerated hedge revenue	-	-	-	-	-	-
Total gold revenue	36.1	32.5	137.7	5.9	5.7	25.5
Cost of sales	28.7	23.1	101.3	4.7	4.0	18.5
Cash costs	27.3	24.0	95.2	4.5	4.2	17.3
Retrenchment costs	-	-	-	-	-	-
Rehabilitation costs	(0.1)	(4.0)	(3.4)	-	(0.7)	(0.6)
Other non-cash costs	0.2	0.8	0.1	(0.1)	-	-
Production costs	27.4	20.8	91.9	4.4	3.5	16.7
Amortisation costs	0.3	0.3	4.5	0.1	0.1	0.9
Inventory change	1.0	2.0	4.9	0.2	0.4	0.9
Profit from operations	7.4	9.4	36.4	1.2	1.7	7.0
Capital expenditure						
- mining direct	(0.4)	-	-	(0.1)	-	-
- other	-	-	-	-	-	-
- recoupments	-	-	-	-	-	-
Net capital expenditure	(0.4)	-	-	(0.1)	-	-

	Joel Mine					
	Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998	Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998
	Rand / Metric			Dollar / Imperial		
	63	65	281	678	700	3 025
	311	373	1 328	343	411	1 464
	50	-	-	55	-	-
	-	-	-	-	-	-
	361	373	1 328	398	411	1 464
	6.20	6.38	6.10	0.181	0.186	0.178
	0.60	-	-	0.018	-	-
	-	-	-	-	-	-
	5.43	6.38	6.10	0.158	0.186	0.178
	1 929	2 380	8 105	62	77	261
	30	-	-	1	-	-
	-	-	-	-	-	-
	1 959	2 380	8 105	63	77	261
	61 004	61 186	58 847	311	330	330
	250	255	256	37	40	42
	46 013	40 012	41 975	235	216	236
	150	152	162	4.82	4.89	5.21
	136	167	148	4.37	5.37	4.76
	5.29	5.54	5.75	56.94	59.63	61.89
	4.37	4.57	5.13	47.04	49.19	55.22
	119.5	145.7	477.0	19.6	25.2	85.9
	-	-	-	-	-	-
	119.5	145.7	477.0	19.6	25.2	85.9
	101.4	107.4	395.6	16.6	18.5	71.5
	90.1	95.2	340.2	14.8	16.5	61.6
	-	-	-	-	-	-
	0.3	-	(0.4)	-	-	(0.1)
	(0.4)	0.7	1.4	(0.1)	-	0.2
	90.0	95.9	341.2	14.7	16.5	61.7
	11.0	15.5	63.4	1.8	2.7	11.6
	0.4	(4.0)	(9.0)	0.1	(0.7)	(1.8)
	18.1	38.3	81.4	3.0	6.7	14.4
	33.5	41.2	192.3	5.5	7.1	35.6
	-	-	-	-	-	-
	-	-	-	-	-	-
	33.5	41.2	192.3	5.5	7.1	35.6

WEST WITS				TauTona Mine (East Mine)					
Prepared in accordance with International Accounting Standards.				Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998	Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined	- m2 / - ft2	- 000		65	80	308	700	861	3 315
Milled - 000	- tonnes / - tons	- reef		430	459	1 845	474	506	2 034
		- waste		-	-	-	-	-	-
		- total		430	459	1 845	474	506	2 034
Yield	- g/t / - oz/t	- reef		11.34	12.57	12.22	0.331	0.367	0.356
		- waste		-	-	-	-	-	-
		- average		11.34	12.57	12.22	0.331	0.367	0.356
Gold produced	- kg / - oz 000	- reef		4 877	5 769	22 542	157	186	725
		- waste		-	-	-	-	-	-
		- total		4 877	5 769	22 542	157	186	725
Revenue	- R/kg / - $/oz	- sold		61 113	61 195	57 642	312	330	324
Cash costs	- R / - $	- ton milled		375	360	344	56	56	57
	- R/kg / - $/oz	- produced		33 102	28 609	28 122	169	154	159
PRODUCTIVITY									
per employee	- g / - oz	- target		270	216	213	8.68	6.94	6.85
		- actual		246	277	270	7.91	8.91	8.68
per employee	- m2 / - ft2	- target		3.90	4.14	3.93	41.98	44.56	42.30
		- actual		3.28	3.85	3.69	35.31	41.44	39.72
FINANCIAL RESULTS (MILLION)									
Gold normal revenue				297.5	381.7	1 321.6	48.7	66.1	238.8
Accelerated hedge revenue				0.5	0.1	2.8	0.1	-	0.5
Total gold revenue				298.0	381.8	1 324.4	48.8	66.1	239.3
Cost of sales				178.7	200.7	704.5	29.2	34.7	127.8
Cash costs				161.4	165.1	633.9	26.5	28.6	115.1
Retrenchment costs				0.5	0.1	2.8	0.1	-	0.5
Rehabilitation costs				(0.1)	(1.0)	2.0	-	(0.2)	0.3
Other non-cash costs				1.0	2.2	4.5	-	0.4	0.9
Production costs				162.8	166.4	643.2	26.6	28.8	116.8
Amortisation costs				21.5	12.2	45.1	3.5	2.1	8.2
Inventory change				(5.6)	22.1	16.2	(0.9)	3.8	2.8
Profit from operations				119.3	181.1	619.9	19.6	31.4	111.5
Capital expenditure									
		- mining direct		0.6	2.8	5.6	0.1	0.4	0.9
		- other		0.1	0.9	1.6	-	0.2	0.3
		- recoupments		-	-	(0.1)	-	-	-
Net capital expenditure				0.7	3.7	7.1	0.1	0.6	1.2

	Savuka Mine (West Mine)						Mponeng Mine (South Mine)					
	Rand / Metric			Dollar / Imperial			Rand / Metric			Dollar / Imperial		
	Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998	Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998	Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998	Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998
	50	47	225	538	506	2 422	63	64	272	678	689	2 928
	288	248	1 230	317	274	1 356	417	428	1 733	460	471	1 910
	-	-	-	-	-	-	-	-	-	-	-	-
	288	248	1 230	317	274	1 356	417	428	1 733	460	471	1 910
	6.59	6.58	6.78	0.192	0.192	0.198	6.25	6.36	7.49	0.182	0.185	0.218
	-	-	-	-	-	-	-	-	-	-	-	-
	6.59	6.58	6.78	0.192	0.192	0.198	6.25	6.36	7.49	0.182	0.185	0.218
	1 897	1 631	8 335	61	52	268	2 605	2 720	12 980	84	87	417
	-	-	-	-	-	-	-	-	-	-	-	-
	1 897	1 631	8 335	61	52	268	2 605	2 720	12 980	84	87	417
	61 052	61 193	57 996	311	330	328	61 116	61 194	57 246	312	330	325
	401	426	347	60	67	57	379	348	341	56	55	56
	60 899	64 833	51 230	310	349	290	60 618	54 759	45 471	309	295	257
	167	150	139	5.37	4.82	4.47	190	174	160	6.11	5.59	5.14
	118	101	126	3.79	3.25	4.05	149	149	183	4.79	4.79	5.88
	4.54	4.37	4.11	48.87	47.04	44.24	4.04	4.04	3.72	43.49	43.49	40.04
	3.11	2.91	3.41	33.48	31.32	36.70	3.61	3.49	3.84	38.86	37.57	41.33
	115.7	111.2	487.0	19.0	19.2	88.4	158.9	181.1	752.9	26.1	31.3	137.3
	0.1	-	6.4	-	-	1.3	0.3	-	2.6	-	-	0.4
	115.8	111.2	493.4	19.0	19.2	89.7	159.2	181.1	755.5	26.1	31.3	137.7
	117.4	115.0	450.1	19.3	20.0	82.0	161.6	167.2	635.5	26.5	29.0	115.2
	115.5	105.7	427.0	18.9	18.3	77.7	157.9	148.9	590.2	25.9	25.8	107.3
	0.1	-	6.4	-	-	1.3	0.3	-	2.6	-	-	0.4
	-	(0.3)	0.9	-	-	0.2	-	(0.4)	1.4	-	(0.1)	0.2
	0.4	1.8	3.0	0.2	0.4	0.5	0.6	1.9	3.4	0.1	0.3	0.4
	116.0	107.2	437.3	19.1	18.7	79.7	158.8	150.4	597.6	26.0	26.0	108.3
	3.6	1.6	8.9	0.6	0.2	1.6	5.8	6.4	31.0	1.0	1.2	5.7
	(2.2)	6.2	3.9	(0.4)	1.1	0.7	(3.0)	10.4	6.9	(0.5)	1.8	1.2
	(1.6)	(3.8)	43.3	(0.3)	(0.8)	7.7	(2.4)	13.9	120.0	(0.4)	2.3	22.5
	1.7	4.8	6.5	0.3	0.8	1.1	26.1	30.4	116.3	4.2	5.4	21.1
	0.5	1.9	2.4	0.1	0.3	0.4	5.2	12.1	25.0	0.9	2.1	4.4
	-	(0.1)	(0.1)	-	-	-	-	(0.4)	(1.7)	-	(0.1)	(0.3)
	2.2	6.6	8.8	0.4	1.1	1.5	31.3	42.1	139.6	5.1	7.4	25.2

WEST WITS

Prepared in accordance with International Accounting Standards.

				Elandsrand Mine					
				Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998	Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined	- m2 /	- ft2	- 000	109	126	464	1 173	1 356	4 994
Milled - 000	- tonnes /	- tons	- reef	468	535	2 150	516	590	2 370
			- waste	6	8	35	7	9	39
			- total	474	543	2 185	523	599	2 409
Yield	- g/t /	- oz/t	- reef	6.76	6.96	6.96	0.197	0.203	0.203
			- waste	0.33	0.38	0.29	0.010	0.011	0.008
			- average	6.68	6.86	6.85	0.195	0.200	0.200
Gold produced	- kg /	- oz 000	- reef	3 162	3 722	14 964	102	120	481
			- waste	2	3	10	-	-	-
			- total	3 164	3 725	14 974	102	120	481
Revenue	- R/kg /	- $/oz	- sold	61 841	61 280	57 976	315	330	326
Cash costs	- R /	- $	- ton milled	336	289	286	50	46	47
	- R/kg /	- $/oz	- produced	50 330	42 193	41 760	257	227	236
PRODUCTIVITY									
per employee	- g /	- oz	- target	223	201	196	7.17	6.46	6.30
			- actual	168	193	190	5.40	6.21	6.11
per employee	- m2 /	- ft2	- target	6.74	6.22	6.05	72.55	66.95	65.12
			- actual	5.80	6.53	5.89	62.43	70.29	63.40
FINANCIAL RESULTS (MILLION)									
Gold normal revenue				193.1	246.0	861.2	31.7	42.6	155.9
Accelerated hedge revenue				2.6	0.4	6.9	0.4	0.1	1.3
Total gold revenue				195.7	246.4	868.1	32.1	42.7	157.2
Cost of sales				171.3	183.1	690.5	28.1	31.7	125.7
Cash costs				159.2	157.2	625.3	26.1	27.2	113.8
Retrenchment costs				2.6	0.4	6.9	0.4	0.1	1.3
Rehabilitation costs				(0.1)	0.1	(4.8)	-	-	(1.0)
Other non-cash costs				0.6	1.5	2.8	0.1	0.3	0.6
Production costs				162.3	159.2	630.2	26.6	27.6	114.7
Amortisation costs				9.7	10.4	44.9	1.6	1.8	8.3
Inventory change				(0.7)	13.5	15.4	(0.1)	2.3	2.7
Profit from operations				24.4	63.3	177.6	4.0	11.0	31.5
Capital expenditure									
			- mining direct	27.6	29.0	90.2	4.5	5.0	16.1
			- other	4.6	5.4	8.4	0.8	0.9	1.5
			- recoupments	(0.1)	(0.1)	(0.5)	-	-	(0.1)
Net capital expenditure				32.1	34.3	98.1	5.3	5.9	17.5

	Deelkraal Mine				
Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998	Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998
Rand / Metric			Dollar / Imperial		
34	39	176	366	419	1 894
186	227	1 020	205	250	1 124
114	61	201	126	68	222
300	288	1 221	331	318	1 346
7.31	6.41	6.71	0.213	0.187	0.196
0.77	0.66	0.97	0.023	0.019	0.028
4.83	5.19	5.77	0.141	0.151	0.168
1 360	1 455	6 847	44	47	220
88	40	194	3	1	6
1 448	1 495	7 041	47	48	226
61 331	62 132	58 599	313	335	334
283	309	289	42	49	48
58 705	59 528	50 030	299	321	284
187	137	137	6.03	4.40	4.40
122	124	136	3.92	3.99	4.37
4.50	3.48	3.46	48.44	37.46	37.24
2.87	3.23	3.40	30.89	34.77	36.60
88.3	99.3	415.2	14.5	17.2	76.0
0.5	1.5	12.5	0.1	0.2	2.4
88.8	100.8	427.7	14.6	17.4	78.4
94.4	106.8	413.5	15.5	18.4	75.5
85.0	89.0	352.3	13.9	15.4	64.2
0.5	1.5	12.5	0.1	0.2	2.4
0.3	0.5	(1.3)	0.1	0.1	(0.3)
0.5	1.9	3.0	0.1	0.2	0.5
86.3	92.9	366.5	14.2	15.9	66.8
8.4	8.5	40.5	1.4	1.5	7.5
(0.3)	5.4	6.5	(0.1)	1.0	1.2
(5.6)	(6.0)	14.2	(0.9)	(1.0)	2.9
3.8	4.7	12.9	0.6	0.8	2.3
-	-	1.1	-	-	0.2
-	-	-	-	-	-
3.8	4.7	14.0	0.6	0.8	2.5

OTHER AFRICAN OPERATIONS

					Navachab - Attributable 70%					
Prepared in accordance with International Accounting Standards.					Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998	Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998
					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Mined	- tonnes	/	- tons	- 000	987	970	3 621	1 088	1 069	3 991
Volume mined	- bcm	/	- bcy	- 000	365	358	1 330	477	469	1 740
Stripping ratio				- t(mined-treated) /t treated	3.15	2.75	2.69	3.15	2.74	2.69
Treated	- tonnes	/	- tons	- 000	238	259	981	262	285	1 081
Mill head grade	- g/t	/	- oz/t		1.50	1.58	1.46	0.044	0.046	0.043
Metallurgical recovery				- %	91.24	89.62	90.74	91.24	89.62	90.74
Gold produced	- kg	/	- oz 000		325	366	1 298	10	12	42
Revenue	- R/kg	/	- $/oz	- sold	63 224	55 354	54 636	322	298	307
Cash costs	- R/kg	/	- $/oz	- produced	51 612	44 377	47 846	263	239	270
PRODUCTIVITY										
per employee	- g	/	- oz	- target	431	488	480	13.86	15.69	15.43
				- actual	449	545	471	14.45	17.52	15.14
FINANCIAL RESULTS (MILLION)										
Gold revenue					22.0	19.7	71.0	3.6	3.4	12.8
Cost of sales					16.6	18.2	69.8	2.7	3.2	12.7
Cash costs					16.8	16.2	62.1	2.7	2.8	11.3
Rehabilitation costs					0.5	-	0.4	0.1	-	0.1
Other non-cash costs					0.1	0.2	0.6	-	0.1	0.1
Production costs					17.4	16.4	63.1	2.8	2.9	11.5
Amortisation costs					0.5	1.8	6.7	0.1	0.3	1.2
Inventory change					(1.3)	-	-	(0.2)	-	-
Profit from operations					5.4	1.5	1.2	0.9	0.2	0.1
Capital expenditure					0.1	0.1	1.9	-	-	0.4

NOTE: The financial results for Sadiola have been equity accounted
and the detail above is given for information only.

Sadiola - Attributable 38%					
Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998	Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998
Rand / Metric			Dollar / Imperial		
1 554	1 237	3 906	1 713	1 364	4 306
806	658	2 062	1 054	861	2 697
2.27	1.45	1.08	2.27	1.46	1.08
475	504	1 882	524	556	2 075
3.00	3.24	3.30	0.087	0.095	0.096
96.50	95.94	96.40	96.50	95.94	96.40
1 373	1 567	5 983	44	50	192
63 305	60 446	55 739	323	326	314
22 492	18 312	18 424	115	99	104
2 506	2 638	2 538	80.57	84.82	81.60
2 749	2 800	2 572	88.38	90.01	82.69
86.2	94.8	333.2	14.1	16.4	60.3
54.4	52.2	195.3	8.9	9.0	35.2
30.9	28.5	110.2	5.1	4.9	19.9
0.3	-	-	0.1	-	-
6.0	6.0	20.0	0.9	1.0	3.5
37.2	34.5	130.2	6.1	5.9	23.4
18.2	17.2	64.5	3.0	3.0	11.7
(1.0)	0.5	0.6	(0.2)	0.1	0.1
31.8	42.6	137.9	5.2	7.4	25.1
3.2	3.5	11.1	0.5	0.6	2.0

NORTH AMERICAN OPERATIONS

Prepared in accordance with International
Accounting Standards.

					Cripple Creek & Victor J.V.					
					Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998	Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998
					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Underground Operations										
Mined	- tonnes	/	- tons	- 000						
Treated	- tonnes	/	- tons	- 000						
Mill head grade	- g/t	/	- oz/t							
Gold in ore	- kg	/	- oz 000							
Yield	- g/t	/	- oz/t							
Gold produced	- kg	/	- oz 000							
Open-pit Operations										
Mined	- tonnes	/	- tons	- 000	6 489	5 830	24 747	7 153	6 427	27 279
Stripping ratio				- t(mined-treated)						
				/t treated	1.68	1.22	1.54	1.68	1.22	1.54
Treated	- tonnes	/	- tons	- 000	2 423	2 628	9 746	2 671	2 897	10 743
Mill head grade	- g/t	/	- oz/t		0.59	0.65	0.73	0.017	0.019	0.021
Gold in ore	- kg	/	- oz 000		1 435	1 715	7 154	46	55	230
Yield	- g/t	/	- oz/t		0.59	0.65	0.73	0.017	0.019	0.021
Gold produced	- kg	/	- oz 000		1 435	1 715	7 154	46	55	230
Total										
Yield	- g/t	/	- oz/t		0.59	0.65	0.73	0.017	0.019	0.021
Gold produced	- kg	/	- oz 000		1 435	1 715	7 154	46	55	230
Revenue	- R/kg	/	- $/oz	- sold	56 304	54 350	52 132	287	293	293
Cash costs	- R/kg	/	- $/oz	- produced	32 334	31 662	32 877	165	171	185
PRODUCTIVITY										
per employee	- g	/	- oz	- target	1 804	1 804	1 804	58	58	58
				- actual	1 555	1 928	2 024	50	62	65
FINANCIAL RESULTS (MILLION)										
Gold revenue					80.5	93.0	373.6	13.2	16.1	67.5
Cost of sales					67.7	76.3	328.2	11.1	13.2	59.3
Cash costs					46.4	54.3	235.2	7.6	9.4	42.5
Rehabilitation costs					2.4	2.9	10.0	0.4	0.5	1.8
Other non-cash costs					-	-	-	-	-	-
Production costs					48.8	57.2	245.2	8.0	9.9	44.3
Amortisation costs					18.9	19.1	83.0	3.1	3.3	15.0
Inventory change					-	-	-	-	-	-
Profit from operations					12.8	16.7	45.4	2.1	2.9	8.2
Capital expenditure					21.4	19.6	70.8	3.5	3.4	12.8

Note: The gold produced for underground and open-pit
operations is allocated on gold in ore.

Jerritt Canyon J.V. - Attributable 70%					
Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998	Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998
Rand / Metric			Dollar / Imperial		
139	129	483	153	142	532
99	87	326	109	96	359
12.58	13.21	8.01	0.367	0.385	0.234
1 245	1 149	2 612	40	37	84
10.78	12.24	11.59	0.312	0.354	0.337
1 067	1 065	3 777	34	34	121
2 121	2 356	9 896	2 338	2 597	10 909
16.98	17.85	31.77	16.98	17.85	31.77
118	125	302	130	138	333
8.31	7.29	8.65	0.246	0.210	0.252
980	911	2 613	32	29	84
6.71	6.31	12.51	0.192	0.181	0.363
792	789	3 778	25	25	121
8.57	8.75	12.03	0.247	0.252	0.350
1 859	1 854	7 555	59	59	242
56 304	61 663	58 359	287	332	328
35 772	40 183	31 211	185	219	176
1 928	1 866	1 866	62	60	60
1 960	1 960	2 022	63	63	65
104.3	114.3	440.5	17.1	19.8	79.6
98.9	116.6	363.6	16.2	20.2	65.7
66.5	74.5	235.8	10.9	12.9	42.6
4.3	6.9	23.2	0.7	1.2	4.2
-	-	-	-	-	-
70.8	81.4	259.0	11.6	14.1	46.8
28.1	35.2	104.6	4.6	6.1	18.9
-	-	-	-	-	-
5.4	(2.3)	76.9	0.9	(0.4)	13.9
15.9	32.9	120.6	2.6	5.7	21.8

SOUTH AMERICAN OPERATIONS

Prepared in accordance with International
Accounting Standards.

						Morro Velho					
						Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998	Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998
						Rand / Metric			Dollar / Imperial		
OPERATING RESULTS											
GOLD											
Underground Operations											
Mined	- tonnes	/	- tons	- 000		185	192	796	204	212	877
Treated	- tonnes	/	- tons	- 000		184	194	794	203	214	876
Mill head grade	- g/t	/	- oz/t			7.45	8.34	7.72	0.217	0.243	0.226
Gold in ore	- kg	/	- oz 000			1 378	1 602	6 149	44	52	198
Yield	- g/t	/	- oz/t			6.93	7.73	7.17	0.202	0.224	0.209
Gold produced	- kg	/	- oz 000			1 276	1 500	5 691	41	48	183
Open-pit Operations											
Mined	- tonnes	/	- tons	- 000		263	225	1 481	290	248	1 633
Stripping ratio				- t(mined-treated)							
				/t treated		9.12	8.00	11.66	9.00	7.86	11.66
Treated	- tonnes	/	- tons	- 000		26	25	117	29	28	129
Mill head grade	- g/t	/	- oz/t			6.00	6.72	5.58	0.172	0.179	0.163
Gold in ore	- kg	/	- oz 000			156	168	653	5	5	21
Yield	- g/t	/	- oz/t			5.58	6.28	5.16	0.172	0.179	0.147
Gold produced	- kg	/	- oz 000			145	157	604	5	5	19
Total											
Yield	- g/t	/	- oz/t			6.77	7.57	6.91	0.198	0.219	0.201
Gold produced	- kg	/	- oz 000			1 421	1 657	6 295	46	53	202
Revenue	- R/kg	/	- $/oz	- sold		56 618	55 329	52 933	289	298	298
Cash costs	- R/kg	/	- $/oz	- produced		26 179	29 511	32 597	133	160	184
PRODUCTIVITY											
per employee	- g	/	- oz	- target		373	404	383	12	13	12
				- actual		404	467	460	13	15	15
FINANCIAL RESULTS (MILLION)											
Gold revenue						89.8	76.3	304.0	14.7	13.2	54.9
Cost of sales						61.8	54.2	246.5	10.1	9.4	44.6
Cash costs						37.2	48.9	205.2	6.1	8.5	37.1
Rehabilitation costs						0.2	0.3	2.0	-	0.1	0.4
Other non-cash costs						-	-	-	-	-	-
Production costs						37.4	49.2	207.2	6.1	8.6	37.5
Amortisation costs						14.4	14.0	55.2	2.4	2.4	10.0
Inventory change						10.0	(9.0)	(15.9)	1.6	(1.6)	(2.9)
Profit from operations						28.0	22.1	57.5	4.6	3.8	10.3
Capital expenditure						10.5	19.6	68.2	1.7	3.4	12.3

Note: The gold produced for underground and open-pit
operations is allocated on gold in ore.

Serra Grande - Attributable 50%						Cerro Vanguardia - Attributable 46.25%					
Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998	Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998	Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998	Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998
Rand / Metric			Dollar / Imperial			Rand / Metric			Dollar / Imperial		
75	74	300	83	82	331						
74	75	301	81	82	332						
7.99	8.04	7.81	0.235	0.232	0.229						
591	603	2 351	19	19	76						
7.57	7.88	7.45	0.222	0.232	0.217						
560	591	2 243	18	19	72						
-	-	-	-	-	-	757	622	1 702	835	686	1 876
-	-	-	-	-	-	9.81	11.20	28.34	9.84	11.25	28.31
-	-	-	-	-	-	70	51	58	77	56	64
-	-	-	-	-	-	16.89	15.86	14.48	0.49	0.46	0.42
-	-	-	-	-	-	1 182	809	840	38	26	27
-	-	-	-	-	-	18.21	15.86	13.95	0.532	0.464	0.406
-	-	-	-	-	-	1 275	809	809	41	26	26
7.57	7.88	7.45	0.222	0.232	0.217	18.21	15.86	13.95	0.532	0.464	0.406
560	591	2 243	18	19	72	1 275	809	809	41	26	26
56 696	55 329	52 719	289	298	296	56 108	54 029	51 776	286	291	291
23 929	29 272	27 775	122	158	157	23 922	44 252	43 140	122	238	242
809	871	809	26	28	26	2 550	2 737	1 151	82	88	37
840	902	871	27	29	28	3 173	1 897	467	102	61	15
36.3	28.9	111.2	6.0	5.0	20.1	73.2	32.3	31.0	12.0	5.6	5.6
23.8	22.8	86.4	4.0	4.0	15.6	43.9	21.9	22.7	7.2	3.8	4.1
13.4	17.3	62.3	2.2	3.0	11.3	30.5	35.8	34.9	5.0	6.2	6.3
0.3	0.3	1.1	0.1	0.1	0.2	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
13.7	17.6	63.4	2.3	3.1	11.5	30.5	35.8	34.9	5.0	6.2	6.3
7.0	6.6	24.4	1.2	1.2	4.4	12.2	4.0	4.4	2.0	0.7	0.8
3.1	(1.4)	(1.4)	0.5	(0.3)	(0.3)	1.2	(17.9)	(16.6)	0.2	(3.1)	(3.0)
12.5	6.1	24.8	2.0	1.0	4.5	29.3	10.4	8.3	4.8	1.8	1.5
3.1	2.9	16.1	0.5	0.5	2.9	4.9	18.5	281.1	0.8	3.2	50.8

SHAFT SINKING

SHAFT SINKING (metres)	Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998
MOAB KHOTSONG MINE			
Main shaft			
Depth to date (below collar)	2 392	2 384	2 384
Rock / ventilation sub-vertical shaft			
Advance	29	14	117
Depth to date	835	806	806
Station cutting	20	313	549
Man / material sub-vertical shaft			
Depth to date	81	81	81
JOEL MINE			
Taung North Shaft			
Advance	112	243	719
Depth to date (below collar)	1 116	1 004	1 004
MPONENG MINE (SOUTH MINE)			
Sub Shaft (previously Western Deep Levels South Deepening)			
Advance	95	75	100
Depth to date (below collar)	1 114	1 019	1 019

SHAFT SINKING

.

SHAFT SINKING (feet)	Quarter ended March 1999	Quarter ended December 1998	Year ended December 1998
MOAB KHOTSONG MINE			
Main shaft			
Depth to date (below collar)	7 847	7 821	7 821
Rock / ventilation sub-vertical shaft			
Advance	95	46	384
Depth to date	2 740	2 645	2 645
Station cutting	66	1 028	1 801
Man / material sub-vertical shaft			
Depth to date	266	266	266
JOEL MINE			
Taung North Shaft			
Advance	366	796	2 356
Depth to date (below collar)	3 655	3 289	3 289
MPONENG MINE (SOUTH MINE)			
Sub Shaft (previously Western Deep Levels South Deepening)			
Advance	313	244	326
Depth to date (below collar)	3 655	3 342	3 342

DEVELOPMENT

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Quarter ended March 1999

	Advance	METRIC					
		Sampled					
	metres	metres	channel	gold		uranium	
			width cm	g/t	cm.g/t	kg/t	cm.g/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	5 456	492	77.50	34.77	2 693	3.24	251.30
"C" reef	910	292	8.80	84.40	743	3.23	28.42
Kopanang Mine							
Vaal reef	9 532	728	15.30	106.80	1 634	3.92	59.90
"C" reef	228	92	44.80	105.00	4 706	3.74	167.66
Tau Lekoa Mine							
Ventersdorp Contact reef	6 241	741	83.20	9.76	812	0.12	9.73
Moab Khotsong Mine							
Vaal reef	1 213	-	-	-	-	-	-
FREE STATE							
Bambanani Mine							
Basal reef	3 810	488	82.80	12.29	1 018	0.09	7.29
Tshepong Mine							
Basal reef	5 424	592	16.50	69.07	1 141	1.83	30.30
"B" reef	199	-	-	-	-	-	-
Matjhabeng Mine							
Basal reef	1 725	136	14.90	80.81	1 207	0.90	13.48
"A" reef	189	-	-	-	-	-	-
Joel Mine							
Taung South Shaft							
Beatrix VS 5 composite reef	2 359	804	88.10	9.08	800	-	-
WEST WITS							
TauTona Mine (East Mine)							
Ventersdorp Contact reef	1	-	-	-	-		
Carbon Leader reef	3 606	-	-	-	-		
Savuka Mine (West Mine)							
Ventersdorp Contact reef	784	-	-	-	-		
Carbon Leader reef	1 211	-	-	-	-		
Mponeng Mine (South Mine)							
Ventersdorp Contact reef	6 282	366	83.90	18.45	1 548		
Elandsrand Mine							
Ventersdorp Contact reef	4 808	928	42.00	29.61	1 244		
Deelkraal Mine							
Ventersdorp Contact reef (plus footwall bands)	1 023	288	119.00	7.76	924		

DEVELOPMENT

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Quarter ended March 1999

	Advance		Sampled					
				IMPERIAL				
	feet	feet	channel width inches	gold oz/t	gold ft.oz/t	uranium lb/t	uranium ft.lb/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	17 899	1 614	30.50	1.03	2.58	6.62	16.42
"C" reef	2 986	958	3.50	2.51	0.71	6.59	1.86
Kopanang Mine							
Vaal reef	31 274	2 388	6.00	3.18	1.56	7.99	3.93
"C" reef	747	302	17.60	3.13	4.50	7.64	11.00
Tau Lekoa Mine							
Ventersdorp Contact reef	20 474	2 431	32.80	0.29	0.78	0.24	0.64
Moab Khotsong Mine							
Vaal reef	3 980	-	-	-	-	-	-
FREE STATE							
Bambanani Mine							
Basal reef	12 499	1 601	32.60	0.36	0.97	0.18	0.48
Tshepong Mine							
Basal reef	17 797	1 942	6.50	2.01	1.09	3.66	1.99
"B" reef	653	-	-	-	-	-	-
Matjhabeng Mine							
Basal reef	5 658	446	5.87	2.36	1.16	1.80	0.88
"A" reef	619	-	-	-	-	-	-
Joel Mine							
Taung South Shaft							
Beatrix VS 5 composite reef	7 741	2 638	34.69	0.26	0.77	-	-
WEST WITS							
TauTona Mine (East Mine)							
Ventersdorp Contact reef	3	-	-	-	-		
Carbon Leader reef	11 831	-	-	-	-		
Savuka Mine (West Mine)							
Ventersdorp Contact reef	2 574	-	-	-	-		
Carbon Leader reef	3 973	-	-	-	-		
Mponeng Mine (South Mine)							
Ventersdorp Contact reef	20 611	1 201	10.10	0.54	1.48		
Elandsrand Mine							
Ventersdorp Contact reef	15 776	3 045	16.54	0.86	1.19		
Deelkraal Mine							
Ventersdorp Contact reef (plus footwall bands)	3 357	945	46.90	0.23	0.88		

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 11 JULY 2003   By: /s/ C R Bull

                                                             Name: C R Bull
                                                             Title: Company Secretary